Exhibit 99.1

Ferrari and Trade Unions Renew Labor Agreement for Italian Employees

Maranello (Italy), 11 March 2019 - Ferrari N.V. (NYSE/MTA: RACE) (“Ferrari” or the “Company”) today renewed the company-specific collective labor agreement (CCSL), which expired 31 December 2018, with the trade unions FIM-CISL, UILM-UIL, FISMIC, UGLM and AQCFR. The agreement, which is valid for the four-year period 2019-2022, applies to all the employees of the Ferrari Group in Italy. The agreement provides an increase in contractual compensation, an enhancement to the company’s benefits system and the completion of the system of representation.

For further information:
tel.: +39 0536 949337
Email: media@ferrari.com
www.ferrari.com

Ferrari N.V.
Amsterdam, the Netherlands
Registered Office:
Via Abetone Inferiore N.4,
I -41053 Maranello, (MO) Italy
Dutch trade register number: 64060977

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